Exhibit 21

Subsidiary of Qwest Communications International Inc.(1)	Jurisdiction of Incorporation/Formation
Qwest Communications Company, LLC	Delaware

Qwest Corporation	Colorado

Qwest Services Corporation	Colorado

(1)	The names of certain subsidiaries have been omitted in accordance with Item 601(b)(21) of Regulation S-K.